UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 55241/February 6, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12532

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In the Matter of	:	
	:	
BUFFALO CAPITAL V, LTD. (n/k/a	:	
ALADDIN OIL CORP.),	:	ORDER MAKING FINDINGS AND
ECHO SPRINGS WATER COMPANY, INC.,	:	REVOKING REGISTRATIONS
ISOLVER.COM, INC., and	:	BY DEFAULT
PATHWAYS GROUP, INC. (n/k/a	:	
BICOASTAL COMMUNICATIONS, INC.)	:	

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on January 12, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has produced sufficient evidence that all Respondents were served with the OIP by January 16, 2007, pursuant to Rule 141(a) of the Commission's Rules of Practice. To date, no Respondent has filed an Answer to the OIP, due ten days after service. OIP at 3; 17 C.F.R. § 201.220(b).

On January 31, 2007, the Division filed Motions for Default and Leave to File Motion for Summary Disposition and Brief in Support. Therein, the Division requests that all Respondents be held in default for failing to file answers to the OIP. As relief, the Division requests that all registrations of Respondents' securities be revoked pursuant to Section 12(j) of the Exchange Act. To date, no Respondent has filed a response to the Division's motions.

All Respondents are in default for failing to file Answers to the OIP, respond to a dispositive motion within the time provided, or otherwise defend the proceeding. 17 C.F.R. §§ 201.154(b), .155(a), .220(f). Accordingly, pursuant to Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

Buffalo Capital V, Ltd. (Buffalo Capital), n/k/a Aladdin Oil Corp. (CIK No. 1047296)[1] is a dissolved Colorado corporation located in Los Angeles, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Buffalo Capital is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a

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[1] CIK stands for "Central Index Key," which is the unique number the Commission assigns to each entity that submits filings to it.

net loss of $514,749 for the prior nine months. On June 28, 1999, Buffalo Capital changed its name to Aladdin Oil Corp. Although Buffalo Capital filed a Form 8-K disclosing the name change, it failed to update its EDGAR[2] filer information in the Commission's computer records as required by Commission rules. As of January 9, 2006, the company's stock (symbol: ADDN) was not publicly quoted or traded.

Echo Springs Water Company, Inc. (Echo Springs), (CIK No. 826144) is a void New York corporation located in Kearny, New Jersey, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Echo Springs is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 1999, which reported a net loss of $592,753 for the prior nine months.

Isolver.Com, Inc. (Isolver.Com), (CIK No. 1047294) is a delinquent Colorado corporation located in Van Nuys, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Isolver.Com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported no revenues and a net loss of $221,096. As of December 21, 2006, the company's stock (symbol: ISLV) was traded on the over-the-counter markets.

Pathways Group, Inc. (Pathways Group), n/k/a Bicoastal Communications, Inc., (CIK No. 1039759) is a void Delaware corporation located in Woodinville, Washington, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Pathways Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $2.5 million. In April 2005, the company changed its name to Bicoastal Communications, Inc., with the State of Delaware but failed to update its EDGAR filer information in the Commission's computer records as required by Commission rules. As of December 21, 2006, the company's stock (symbol: BCLC) was quoted on over-the-counter stock-quotation system operated by Pink Sheets LLC, had fifteen market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

All Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports on Forms 10-K or 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports on Forms 10-Q or 10-

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[2] EDGAR is the Commission's Electronic Data Gathering, Analysis, and Retrieval System.

QSB. As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

In view of the above, I find it necessary and appropriate for the protection of investors to revoke the registrations of each class of registered securities of Buffalo Capital, Echo Springs, Isolver.Com, and Pathways Group.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Buffalo Capital V, Ltd. (n/k/a Aladdin Oil Corp.), Echo Springs Water Company, Inc., Isolver.Com, Inc., and Pathways Group, Inc. (n/k/a Bicoastal Communications, Inc.), are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge